As filed with the Securities and Exchange Commission on January 16, 2002
                                                    Registration No. ___________

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                          UNIFIED WESTERN GROCERS, INC.
             (Exact name of registrant as specified in its charter)

                   California                                    95-0615250
(State or other jurisdiction of incorporation or       (I.R.S. Employer Identification No.)
                  organization)

                             ----------------------
                               5200 Sheila Street
                           Commerce, California 90040
                                 (323) 264-5200
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                             ----------------------
                              Robert M. Ling, Jr.,
             Executive Vice President, Secretary and General Counsel
                          Unified Western Grocers, Inc.
                               5200 Sheila Street
                           Commerce, California 90040
                                 (323) 264-5200
            (Name, address, including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                             ----------------------
                                    Copy To:
                             John D. Hussey, Esquire
                     Sheppard, Mullin, Richter & Hampton LLP
                              333 South Hope Street
                                   48th Floor
                          Los Angeles, California 90071
                                 (213) 617-4112
                             ----------------------
         APPROXIMATE  DATE OF  COMMENCEMENT  OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after this Registration Statement becomes effective.
         If any of the  securities  being  registered  on  this  Form  are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
         If the registrant elects to deliver its latest annual report to securities holders, or a complete and legible facsimile thereof, pursuant to
Item 11(a)(1) of this Form, check the following box. [X]
         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________
         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]_______________
         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________
         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
================================================================================

                         CALCULATION OF REGISTRATION FEE
==============================================================================================
        Title Of                               Proposed          Proposed
     Each Class Of           Amount            Maximum            Maximum          Amount Of
    Securities To Be          To Be         Offering Price       Aggregate       Registration
       Registered          Registered          Per Unit       Offering Price          Fee
----------------------------------------------------------------------------------------------
     Class A Shares          15,000            $171.29          $2,569,350          $614.07
----------------------------------------------------------------------------------------------

     Class B Shares          75,000            $171.29          $12,846,750        $3,070.37
==============================================================================================

--------------------------------------------------------------------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

                                   Prospectus
                          UNIFIED WESTERN GROCERS, INC.

                              15,000 Class A Shares
                              75,000 Class B Shares


Unified Western Grocers, Inc.                                We operate a grocery wholesale distribution business
5200 Sheila Street                                           primarily on a cooperative basis.  Customers that meet
Commerce, California  90040                                  certain volume purchase requirements are required to
(323) 264-5200                                               purchase shares in Unified Western Grocers, Inc.  These
                                                             customers are referred to as member-patrons.  Each
Price to Public:           Book Value                        member-patron is required to purchase 100 Class A
Proceeds to Unified:       100%                              shares. Class B shares are required to be acquired over
                                                             time in amounts determined by the volume of business
o    Offering of Class A Shares and Class B Shares to        done by the member-patron with Unified.
     member-patrons for cash and deferred payment or as
     patronage dividends from time to time.

o Shares can be acquired only by member-patrons in accordance with Unified's share purchase requirements.

o There is no market for Unified's shares. Unified's obligation to redeem shares is restricted.

o Price is the book value at the fiscal year end prior to the date of issuance.

o The total proceeds of shares purchased are received by Unified. There are no commissions or discounts.

Acquiring shares in Unified involves certain risks. See "Risk Factors" beginning on page 2 for a discussion of certain factors you should consider before acquiring our shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This offer is not underwritten.

                            __________________, 2002

                                TABLE OF CONTENTS
                                                                                                           PAGE
                                                                                                           ----

WHERE YOU CAN FIND MORE INFORMATION...........................................................................1
SUMMARY OF PROSPECTUS.........................................................................................2
RISK FACTORS..................................................................................................3
OFFERING OF CLASS A SHARES AND CLASS B SHARES.................................................................4
     Eligibility to Hold Shares...............................................................................4
     Member-Patrons Required to Purchase One Hundred Class A Shares...........................................5
     Issuance of Class B Shares to Member-Patrons.............................................................5
     General..................................................................................................5
     Manner of Issuance of Class B Shares.....................................................................6
     Alternative Manner of Issuance of Class B Shares.........................................................7
     Other Matters Relating to Issuance of Class B Shares.....................................................7
DESCRIPTION OF CAPITAL STOCK..................................................................................8
     Dividend Rights..........................................................................................8
     Voting Rights............................................................................................8
     Liquidation Rights.......................................................................................9
     Non-Transferability......................................................................................9
     Shares Held As Security..................................................................................9
     Share Redemption.........................................................................................9
     Use of Book Value.......................................................................................11
USE OF PROCEEDS..............................................................................................12
EXPERTS......................................................................................................12
FORWARD-LOOKING INFORMATION..................................................................................12

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                       WHERE YOU CAN FIND MORE INFORMATION

We have filed annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any such report, statement or other information at the SEC's public reference rooms at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain additional information about the public reference rooms by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC.

We are "incorporating by reference" information into this prospectus. This means that we are disclosing important information to you by referring you to another document that has been filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information that is filed with the SEC after the date of this prospectus will automatically modify and supersede the information included or incorporated by reference in this prospectus to the extent that the subsequently filed information modifies or supersedes the existing information.

The following document filed by Unified with the SEC is hereby incorporated by reference:

     o  Annual Report on Form 10-K for the fiscal year ended September 29, 2001.

You may request a copy of this filing at no cost by writing to or telephoning us at the following address and telephone number: Unified Western Grocers, Inc., 5200 Sheila Street, Commerce, California 90040, Attention: Corporate Secretary,
(323) 264-5200.

Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus at no cost by writing to or telephoning us at the address and telephone number given above. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

                              SUMMARY OF PROSPECTUS

The following is a brief summary of certain matters described more fully elsewhere in this document. You should read this summary in connection with the more detailed information contained elsewhere in this document. You should pay special attention to the section of this document entitled "RISK FACTORS."

Business Description: Unified Western Grocers, Inc. ("Unified" or the "Company") is a grocery wholesaler serving supermarket operators in California, Oregon, Washington, western Idaho, Nevada, Arizona, Hawaii, Colorado, Utah and various foreign countries in the South Pacific and elsewhere. Unified does business primarily with member-patrons on a cooperative basis and is owned by its member-patrons. Retailers may also do business with the Company as non-shareholder associate patrons or on a non-patronage basis. Unified, through its subsidiaries, also operates a limited number of retail stores in California, Washington and Oregon. In September 1999, Unified completed a merger (the
"Merger") with United Grocers, Inc. ("United"), a grocery cooperative headquartered in Milwaukie, Oregon. In connection with the Merger, the Company changed its name from Certified Grocers of California, Ltd. to its current name.

Eligibility to Hold Shares: Membership in Unified is limited to persons and entities meeting certain product purchase requirements. See "OFFERING OF CLASS A SHARES AND CLASS B SHARES -- Eligibility to Hold Shares."

Member-Patrons Required to Purchase One Hundred Class A Shares: Unified requires each member-patron to purchase one hundred Class A Shares. The price per share is the book value per share as of the close of the preceding fiscal year. See "OFFERING OF CLASS A SHARES AND CLASS B SHARES -- Member-Patrons Required to Purchase One Hundred Class A Shares."

Issuance of Class B Shares to Member-Patrons: Unified requires each member-patron to acquire, over time, Class B Shares having combined issuance values in an amount equal to the lesser of (a) the amount of the member-patron's required deposit or (b) twice the member-patron's average weekly purchases. For purposes of this Class B Share requirement, the issuance value of each Class B Share held by a member-patron is the book value of Unified's outstanding shares as of the close of the fiscal year last ended prior to the issuance to the member-patron of such Class B Share, except that the deposit value of Class B Shares received by former shareholders of United in the Merger, is equal to $253.95 per share. The Board of Directors may increase or otherwise change the Class B Share requirement at its discretion.

Issuance of Class B Shares to member-patrons in order to comply with this requirement will generally be accomplished in one of the following manners:

     o Unified will issue existing member-patrons Class B Shares as a part of the patronage dividends paid to such member-patrons over a period of five consecutive fiscal years, beginning with the second fiscal year following admission as a member-patron, so that, following the patronage dividend paid for the fifth year, such member-patron would hold Class B Shares having combined issuance values equal to the member-patron's Class B Share requirement.

     o Alternatively, a member-patron may request during September of any year that Unified issue to it as part of the next patronage dividend Class B Shares which would cause the member-patron to hold Class B Shares with a combined issuance value equal to that member-patron's Class B Share requirement. Unified may grant this request, in its sole discretion. Once a member-patron makes such a request, the member-patron may not revoke the request without Unified's consent.

In addition, former United shareholders may assign 80% of all patronage dividends received to be used to purchase Class B Shares until the Class B Share requirement is met and, during the period of a Class B Share requirement deposit deficiency, are required to comply with a Supply Agreement requiring maintenance of pre-Merger levels of purchases from Unified.

Relationship to Cash Deposits: Patrons are generally required to maintain cash deposits with Unified. The deposits serve as security for the patron's contractual obligations to Unified. They are based on the amount of the patron's purchases from certain divisions of Unified. A portion of these deposits is subordinated to certain indebtedness of Unified. Presently, as Class B Shares are issued, each member-patron receives credit against its required deposit based upon the combined issuance values of such member's Class B Shares. To the extent a member-patron's deposit exceeds the required amount, Unified will return the excess upon request. Former United shareholders who do not hold sufficient Class B Shares to meet the minimum deposit requirements are provided an opportunity to accumulate Class B Shares over time without posting a cash deposit. See "OFFERING OF CLASS A SHARES AND CLASS B SHARES -- Issuance of Class B Shares to Member-Patrons and Other Matters Relating to Issuance of Class B Shares."

                                  RISK FACTORS

The following subheadings describe characteristics of the Class A Shares and Class B Shares which involve risks of the investment.

You may not be able to transfer your shares.

You must have Unified's permission to transfer your ownership of Class A Shares or Class B Shares to someone other than Unified. Unified will normally not grant its consent except where the transfer of the shares is in connection with the transfer of a member-patron's business to an existing or new member-patron for continuation of such business.

There will be no market for your shares.

There currently is no established market for Unified's Class A Shares or Class B Shares, and we do not expect there to be a trading market for the shares. In order to liquidate shares, shareholders will be dependent on the ability of Unified to redeem the shares or upon the sale of the shares to a successor retailer in connection with the sale of the shareholder's business.

Your shares will be held as security.

The certificates for Class A Shares and Class B Shares will not be delivered to member-patrons. All shares will be pledged to and held by Unified to secure the prohibition against their transfer, to secure Unified's redemption rights and as security for performance of obligations of the member to Unified or its subsidiaries. See "DESCRIPTION OF CAPITAL STOCK -- Shares Held as Security."

Unified may not be able to redeem your shares.

Upon a patron's termination of its membership, Unified will purchase the patron's Class A Shares and Class B Shares only if permitted by Unified's redemption policy and by legal requirements. There is no assurance that Unified's financial condition will enable it to legally redeem shares tendered for redemption. Assuming that the redemptions were otherwise permitted by Unified's redemption policy, under current legal requirements (which include Unified's continuing ability to meet its liabilities as they mature) Unified would be permitted to redeem shares up to the amount of Unified's retained earnings immediately prior to the redemption. Even if redemption is permitted by legal requirements, it is possible under Unified's redemption policy that a member's Class B Shares will not be fully, or even partially, redeemed in the year in which they are tendered for redemption. Unified has no obligation to redeem Class B Shares held by terminated member-patrons until after September 27, 2002. With limited exceptions, in each fiscal year, the redemption policy only requires Unified to redeem Class B Shares in an amount up to the "five percent limit" described in the redemption policy in each fiscal year, and any redemption of Class B Shares in excess of the limit for such fiscal year is at the discretion of Unified's Board of Directors. In addition, certain of Unified's credit agreements prohibit redemptions of Class A Shares and Class B Shares if and while Unified is in breach or default under the credit agreement. As described in the share redemption policy, redemptions may be effected by payment to the member or credit to the member's account. See "DESCRIPTION OF CAPITAL STOCK -- Share Redemption."

Unified  is  currently  prohibited  from  redeeming  Class A Shares  and Class B
Shares.

Historically through the operations of its subsidiaries, the Company maintained sufficient retained earnings to accomplish its share repurchase program. As a result of operating losses of retail stores and other subsidiaries of the Company, the Company's retained earnings have been depleted such that they are currently inadequate to permit repurchase of Company shares. A repurchase test based on the ratio of assets to liabilities determined under generally accepted accounting principles ("GAAP") with certain adjustments cannot currently be met since the Company relies heavily on borrowings to finance its operations. See "DESCRIPTION OF CAPITAL STOCK -- Share Redemption."

We will continue to be subject to risks associated with our non-patronage subsidiary operations.

We have incurred significant losses in our retail subsidiaries in each of the last two years. Although we have plans in place which are intended to return these operations to profitability, there is no assurance that these plans will be successful. Losses in subsidiary operations result in an increase in our retained earnings deficit.

We will continue to be subject to risk of loss of member volume.

We will continue to be subject to the risks associated with the consolidation of the grocery industry. When independent retailers are acquired by large chains with self distribution capacity, are driven from business by larger grocery chains, or become large enough to develop their own self-distribution system, we will lose distribution volume. Members may also select other wholesale providers. Reduced volume is normally injurious to profitable operations since fixed costs must be spread over a lower volume of transactions.

Income tax liability incidental to certain patronage dividends.

A patron must report as gross income, for federal income tax purposes, the patronage dividends, if any, distributed to it by Unified in the form of qualified written notices of allocation. Receipt of Class B Shares by a member-patron as a part of a qualified written notice of allocation must be reported as income at their full stated dollar amount and are also subject to state income and corporation franchise taxes. Patronage dividends may be issued in the form of non-qualified written notices of allocation. The recipient does not take a non-qualified written notice of allocation into income in the year of receipt and the Company is not entitled to a deduction in that year. The Company will have a deduction, and the member will have taxable income when the stock is redeemed or the subordinated patronage dividend certificate is paid in cash or property.

                  OFFERING OF CLASS A SHARES AND CLASS B SHARES

The Class A Shares and Class B Shares of Unified are offered only to such persons or entities who from time to time may be accepted as member-patrons of Unified. The sale of the shares offered pursuant to this prospectus will be made by Unified through its regular employees, who will not receive any additional remuneration in connection therewith. No sales will be made through brokers, and there are no underwriters.

Eligibility to Hold Shares

Class A Shares are issued to and may be held only by member-patrons of Unified. In order to qualify for and retain membership as a member-patron, a person or other entity must:

     o patronize Unified in such amounts and manner, and otherwise comply with the bylaws and with such rules, regulations and policies, as may be established from time to time by Unified;

     o   have and maintain acceptable financial standing;

     o   make application in such form as is prescribed; and

     o   be accepted as a member after approval by the Board of Directors.

Membership does not obligate Unified to make any sale of merchandise or services or any extension of credit.

Membership is not transferable either voluntarily or by operation of law. Membership may be terminated by written resignation of the member or by Unified on the member's failure to meet any requirement of membership, or on the member's failure to timely pay or otherwise meet any obligation to Unified or its subsidiaries or to comply with any requirement established by Unified for servicing of accounts, or on the member's death or incompetency, or except as permitted by the bylaws on any attempted transfer of membership, or on an insolvency, bankruptcy, arrangement or reorganization proceeding by or against the member, or on the member's account or any Class A or Class B Shares held by the member being subjected to any process of law, or on any transfer or encumbrance or attempted transfer or encumbrance of any such account or share. Termination of membership does not relieve the patron of obligations incurred prior to termination.

The Board of Directors may approve the issuance of Class B Shares to any person and for any purpose. However, the Board of Directors does not now intend to authorize, and this offering does not include, the issuance of Class B Shares except to member-patrons.

Member-Patrons Required to Purchase One Hundred Class A Shares

Each member-patron of Unified is required to hold one hundred Class A Shares. The Board of Directors is authorized to accept member-patrons without the issuance of Class A Shares when the Board of Directors determines that such action is justified by reason of the fact that the ownership of the patron is the same, or sufficiently the same, as that of another member-patron holding one hundred Class A Shares.

Such persons or entities who from time to time may be accepted as new member-patrons of Unified will be required to purchase or subscribe for the purchase of one hundred Class A Shares. The price for such shares will be the book value per share of outstanding shares at the close of the fiscal year last ended. Any subscription will require a minimum cash down payment with terms to be determined by the Board of Directors. Unified at its option may, as a condition to accepting a member, require that instead of issuing Class A Shares, such member purchase said shares from a terminated member at the same price which would have been payable had the new member purchased said shares from Unified.

No member may hold more than one hundred Class A Shares. It is possible, however, that a member may have an interest in another member, or that a person may have an interest in more than one member, and thus have an interest in more than one hundred Class A Shares. Such a situation might arise, for example, where a member-patron owns the stock of another member-patron.

Issuance of Class B Shares to Member-Patrons

General

Unified distributes patronage dividends based upon its patronage earnings during the fiscal year. The Board of Directors approves dividends for the Company's three patronage earnings divisions: the Southern California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division.

     o The Southern California Dairy Division consists of patronage earnings generated from sales of products primarily manufactured at a fluid milk and juice bottling plant located in Los Angeles, California. Patronage dividends for this division are paid solely to patrons who purchase dairy and related products from the Southern California Dairy Division.

     o The Pacific Northwest Dairy Division consist of patronage earnings generated from sales of dairy products manufactured by third party suppliers located in Oregon. This division was established in the third quarter of fiscal 2001. Patronage dividends are paid solely to patrons who purchase dairy products from the Pacific Northwest Dairy Division.

     o The Cooperative Division consists of patronage earnings generated from all other patronage activities of Unified and without distinction to geographic location. Beginning in fiscal 2000, the Cooperative Division includes sales of general merchandise products that were previously sold by a non-patronage subsidiary of Unified.

Net patronage earnings are based on the combined results of the Southern California and Pacific Northwest Dairy Divisions and the Cooperative Division. In the event of a loss in one division, the Board of Directors will make an equitable decision with respect to treatment of the loss.

Except with respect to member-patrons who were former United members and did not receive sufficient Class B Shares immediately following the Merger to meet minimum Class B share ownership deposit requirements, patronage dividends for the Cooperative Division for the fiscal year 2001 were paid out in the following order and manner: first, member-patrons received 20% in cash; second, member-patrons received the required amount of Class B Shares; third, the remainder was credited to the member-patron's deposit account. Dairy Division patronage dividends were paid in cash after the close of each fiscal quarter.

For fiscal 2002, the Board has modified the patronage dividend payment policy.

Net earnings from business transacted on a patronage basis in the Cooperative Division with its member-patrons and associate patrons shall be distributed on a patronage basis based in amount upon the volume of business transacted in the Cooperative Division by written notices of allocation as defined in Section 1388 of the Internal Revenue Code in the form of:

     o Shares of Class B Common Stock to the extent there exists any deficiency of a member-patron in meeting the requirements for holding Class B Shares specified in the Bylaws of the Company;

     o Subordinated Patronage Dividend Certificates ("Certificates") to the extent of the balance of such patronage dividends for member-patrons, such Certificates to have a minimum term of five years, an interest rate equal to an appropriate benchmark interest rate as such rate exists on the issuance date of the Certificates, such rate to be adjusted annually thereafter to be equal to the same benchmark interest rate on each anniversary of the date of issuance of the Certificates, with such other terms and conditions as shall be recommended by Management and approved by the Board of Directors, which terms may include provision for conversion of Certificates into Class B Shares for member-patrons on a basis to be determined.

Such patronage dividends shall be in the form of non-qualified written notices of allocation and no cash dividends shall be paid.

Unified's Bylaws provide that patronage dividends may be paid in money or in any other form which constitutes a written notice of allocation under Section 1388 of the Internal Revenue Code. Section 1388 of the Internal Revenue Code defines the term "written notice of allocation" to mean any capital stock, revolving fund certificate, retain certificate, certificate of indebtedness, letter of advice, or other written notice, which discloses to the recipient the stated dollar amount allocated to him by Unified and the portion thereof, if any, which constitutes a patronage dividend. Written notices of allocation may be in the form of qualified written notices of allocation or non-qualified written notices of allocation. To constitute a qualified written notice of allocation, a patronage dividend must be paid at least 20% in cash and the balance in a form which constitutes a written notice of allocation and which the recipient has agreed to take into income for tax purposes in the year of receipt. If at least 20% of the patronage dividend is not paid in cash, the entire distribution, whether in the form of stock, subordinated patronage dividend certificates, or other debt instrument, will constitute a non-qualified written notice of allocation. The recipient does not take a non-qualified written notice of allocation into income in the year of receipt and the Company is not entitled to a deduction in that year. The Company will have a deduction, and the member will have taxable income, when the stock is redeemed or the subordinated patronage dividend certificate is paid in cash or property.

Each member-patron is required to acquire, over time, Class B Shares having combined issuance values in an amount equal to the lesser of (a) the amount of the member-patron's required subordinated cash deposit or (b) twice the member-patron's average weekly purchases which is referred to as the "Class B Share requirement". The amount of a member-patron's average weekly purchases is determined by Unified. For purposes of this requirement, each Class B Share held by a member-patron is valued at the book value of Unified's outstanding shares as of the close of the fiscal year last ended prior to the issuance to the member-patron of such Class B Share, except that the deposit value of Class B Shares received by former shareholders of United in the Merger is equal to $253.95 per share. These values are referred to as the "issuance values". For example, a Class B Share issued in fiscal year 2001 has an issuance value equal to the book value of Unified's outstanding shares as of the close of fiscal year 2000. In order to satisfy the requirement regarding the holding of Class B Shares, a member-patron is required to hold Class B Shares having combined issuance values in an amount equal to the member-patron's Class B Share requirement.

Manner of Issuance of Class B Shares

Member-patrons, and those persons or entities who from time to time may be accepted as new member-patrons of Unified, will be issued Class B Shares in the manner described below. It is proposed that each member-patron would be issued Class B Shares as a part of the patronage dividends, but after deducting the cash payment and any authorized retention, paid to such member-patron over a period of five consecutive fiscal years, beginning with the second fiscal year following admission as a member-patron, such that following the patronage dividend paid for the fifth year, such member-patron would hold Class B Shares having combined issuance values equal to the amount of the member-patron's Class B Share requirement.

It is intended to issue Class B Shares to such member-patrons as a portion of patronage dividends paid, beginning with the second fiscal year following admission as a member-patron, as follows:

     After payment of the cash portion of the patronage dividend and deduction of any authorized retention, Class B Shares would be issued in an amount not exceeding the member-patron's remaining patronage dividend for any one year so that, subject to the foregoing, after the first patronage dividend, the member-patron will hold Class B Shares having issuance values equal to 20% of the member-patron's Class B Share requirement; after the second patronage dividend, the member-patron will hold Class B Shares having combined issuance values equal to 40% of the member-patron's Class B Share requirement; after the third patronage dividend, the member-patron will hold Class B Shares having combined issuance values equal to 60% of the member-patron's Class B Share requirement; after the fourth patronage dividend, the member-patron will hold Class B Shares having combined issuance values equal to 80% of the member-patron's Class B Share requirement; and, after the fifth patronage dividend, the member-patron will hold Class B Shares having combined issuance values equal to the amount of the member-patron's Class B Share requirement.

If following the issuance of Class B Shares as a part of the patronage dividend for any given fiscal year, the member-patron would not hold Class B Shares having a combined issuance value equal to the amount of Class B Shares required to be held by the member-patron following the patronage dividend for such fiscal year, then additional Class B Shares would be issued to the member-patron in a quantity sufficient to achieve the required amount. Issuance of these additional Class B Shares would be paid for by debiting the member-patron's cash deposit account in an amount equal to the issuance values of such additional Class B Shares, and the member-patron will be required to authorize Unified to debit such account.

Former United shareholders who do not hold shares sufficient to meet the Class B Share requirement are required to assign 80% of all patronage dividends received to be used to purchase Class B Shares until the Class B Share requirement is met and, during the period of a deficiency, are required to enter into and comply with a Supply Agreement requiring maintenance of pre-Merger levels of product purchases from Unified.

Alternative Manner of Issuance of Class B Shares

As an alternative to the issuance of Class B Shares in the manner described directly above, upon the request of any member-patron, which request may only be made in September of any year, Unified may, at its sole option, issue to each member-patron as a part of the next ensuing patronage dividend, and after payment of the cash portion of such patronage dividend, if any, and deduction of any authorized retention, Class B Shares in an amount and having issuance values not exceeding the member-patron's remaining patronage dividend such that, following such issuance, the member-patron would hold Class B Shares having combined issuance values equal to the member-patron's Class B Share requirement. If following the issuance of Class B Shares in the foregoing manner, the member-patron would not hold Class B Shares having combined issuance values equal to the member-patron's Class B Share requirement, then additional Class B Shares would be issued to the member-patron in a quantity sufficient to achieve this amount. Issuance of these additional Class B Shares would be paid for by debiting the member-patron's cash deposit account in an amount equal to the issuance values of such additional Class B Shares, and the member-patron, in making the above described request, will be required to authorize Unified to debit such account. Once made, the member-patron's request would not be revocable by the member-patron without Unified's consent, which consent can be granted or withheld in Unified's sole discretion.

Other Matters Relating to Issuance of Class B Shares

The holding of Class B Shares having combined issuance values equal to the amount of the member-patron's Class B Share requirement has been established by the Board of Directors as the amount of Class B Shares required to be held by each member-patron. The Board of Directors in its discretion may increase this amount or may otherwise require that additional Class B Shares be held by each member-patron, and Unified may issue, at any time from time to time, additional Class B Shares as a part of patronage dividends. The requirement regarding the holding of Class B Shares as established by the Board of Directors is subject to change by the Board of Directors, which may, in its discretion, add to, increase, decrease, limit, eliminate or otherwise change such requirement.

No member-patron whose membership has terminated during a given fiscal year, or whose membership has terminated following the close of a given fiscal year and prior to the payment of patronage dividends for such fiscal year, would receive Class B Shares as a part of patronage dividends paid for such fiscal year.

Class B Shares held by a member-patron in excess of what has been established by the Board of Directors as the Class B Shares required to be held by each member-patron will be considered "excess Class B Shares."

Both Class A and Class B Shares are pledged to, and the certificates held by, Unified to secure the prohibition against transfer, to secure Unified's right to purchase or redeem such shares and to secure performance of the patron's obligations to Unified and its subsidiaries.

Patrons are generally required to maintain cash deposits with Unified as security for the patron's contractual obligations to Unified and to its subsidiaries. That portion of the deposits which the patron is required to maintain is subordinated to certain indebtedness of Unified. Upon request by the patron, deposits in excess of the required amount are returned, provided the patron is not in default in its obligations to Unified or any of its subsidiaries. The entire deposit is returned upon termination of membership less any amounts owing Unified or any of its subsidiaries; provided that, in all cases, return of the required portion is governed by the subordination provisions to which it is subject and will be returned only as and to the extent permitted by the subordination provision. Inasmuch as the Class B Shares as well as the Class A Shares will be held as security for the performance of the member-patron's obligations, in calculating each member-patron's required deposit, credit is presently given based upon the combined issuance values of the Class B Shares held. Thus, it will be possible for a member-patron to withdraw cash from the deposit as Class B Shares are issued. Unified's policies regarding deposits, issuance of Class B Shares and credits against deposits as a result of issuance of Class B Shares are subject to change by the Board of Directors, which may, in its discretion, add to, increase, decrease, limit, eliminate or otherwise change such policies. In connection with the Merger, former United shareholders not holding sufficient Class B Shares to meet the minimum deposit are permitted to meet the requirement over time by agreeing to assign 80% of patronage dividends received to purchase Class B Shares for the account of the shareholder until the deficiency is eliminated.

                          DESCRIPTION OF CAPITAL STOCK

The capital structure of Unified consists of three classes of shares, Class A Shares, Class B Shares, and Class C Shares. The rights, preferences, privileges and restrictions of the Class A Shares and the Class B Shares are the same, except with respect to voting and redemption. The Class C Shares are held, one share each, by the directors of Unified.

Dividend Rights

It is the policy of Unified not to pay cash dividends on its stock.

Voting Rights

The holders of Class A Shares are entitled to elect 80%, rounded up to the nearest whole number, of the authorized directors. The holders of Class B Shares are entitled to elect the remaining directors, and otherwise have no voting rights except as may be required by California law. California law extends to non-voting shares the right to vote upon certain matters such as amendments to the articles of incorporation, which would affect the rights of non-voting shares and certain reorganizations in which other securities are to be issued in exchange for the non-voting shares. In addition, California law extends voting rights on certain matters, such as voluntary dissolution, to those shares having voting power which is defined as the power to vote for directors. The percentage of voting power of a class of shares is based on the percentage of the directors it may elect. Thus, in those situations involving such voting power, the Class A Shares would have 80% of the voting power, and the Class B Shares would have 20% of the voting power.

In the election of directors, the Class A Shares may be voted cumulatively for the 80%, rounded up to the nearest whole number, of the authorized directors to be elected by the Class A shareholders, that is, each holder of Class A Shares may give one candidate a number of votes equal to the number of directors to be elected by the holders of Class A Shares multiplied by the number of the shareholder's Class A Shares or the shareholder may distribute such votes among as many candidates as the shareholder sees fit. Similarly, the Class B Shares may be voted cumulatively for the remaining directors to be elected by the holders of Class B Shares.

Since the holders of the Class A Shares are only entitled to elect 80%, rounded up to the nearest whole number, of the authorized number of directors, a greater number of votes is required under cumulative voting in order to elect a single director than would be required in order to elect a single director if such shareholders were entitled to vote their shares cumulatively for the election of all of the directors. Likewise, since the Class B shareholders are only entitled to elect the remaining directors, a greater number of votes is required under cumulative voting in order to elect a single director than would be required in order to elect a single director if such shareholders were entitled to vote their shares cumulatively for the election of all of the directors.

A director must be either an employee of Unified, a member-patron, or a member of a partnership or an employee of a corporation which is a member-patron.

Except as required by California law, the Class C Shares have no voting rights.

Liquidation Rights

In the event of any liquidation or winding up of the affairs of Unified, whether voluntary or involuntary, the net assets of Unified would be distributed among the holders of Class A Shares and the holders of Class B Shares proportionately in accordance with their share holdings. The Class C Shares would share in liquidation only to the extent of $10 per share.

Non-Transferability

Other than for transfer to Unified, neither the Class A Shares nor the Class B Shares may be transferred or assigned without the consent of Unified, which will normally be withheld, except where the transfer of the shares is in connection with the transfer of a member-patron's business to an existing or new member-patron for continuation of such business.

Shares Held As Security

The certificates for Class A Shares and Class B Shares will not be delivered to members but will be pledged to and held by Unified to secure the prohibition against transfer, to secure Unified's right to repurchase or redeem such shares and to secure performance by the member of all obligations to Unified or any of its subsidiaries. The secretary of Unified is authorized, and is given a power of attorney, on behalf of each member to surrender the shares for repurchase or redemption. Certificates for shares will bear a legend stating that Unified is entitled to offset against any payments which might otherwise be due for shares being repurchased or redeemed all amounts owed by the member to Unified or any of its subsidiaries.

Share Redemption

Both Class A Shares and Class B Shares are subject to repurchase or redemption by Unified. As used herein, unless the context otherwise requires, the terms "redeem" and "redemption" include repurchase. Unified will redeem the shares of outgoing members on termination of membership in accordance with and pursuant to limitations of the share redemption policy described below, which is set forth in the bylaws, and pursuant to legal limitations and to certain limitations under Unified's credit agreements. Provided that the redemption price equals or exceeds $1,000, Unified will also upon request redeem the excess Class B Shares of a member who owns Class B Shares in excess of that which is required to be held by such member, which are referred to as "excess Class B Shares". Any such redemption of excess Class B Shares will be governed by the same rules that govern the redemption of shares upon termination of membership. As described below in the share redemption policy, redemptions may be effected by payment to the member or credit to the member's account.

Unless otherwise restricted from doing so under applicable law, limitations of credit agreements or provisions of the Bylaws as described below, Class A Shares and Class B Shares held by a shareholder who is no longer a qualified or an active member-patron will be redeemed at the book value of the Company as of the close of the fiscal year last ended prior to termination of member status. However, with respect to terminations occurring prior to September 30, 2000, the repurchase price will be Unified's book value at the fiscal year end prior to the effective date of the Merger. There is no obligation to redeem Class B Shares of terminated members until after September 28, 2002.

Unless otherwise restricted from doing so under applicable law, limitations of credit agreements or provisions of the Bylaws until September 28, 2002, Unified will redeem excess Class B Shares at the option of the shareholder, at either:

     o an amount equal to Unified's book value as of the close of the fiscal year prior to the effective date of the Merger ($188.27); or

     o an amount equal to the book value as of the close of the fiscal year prior to the date the shares are tendered to the Company for repurchase, provided the repurchase price will not be paid until after September 28, 2002.

Unless otherwise restricted from doing so under applicable law, limitations of credit agreements or provisions of the Bylaws after September 28, 2002, Unified will repurchase excess Class B Shares tendered for redemption at the book value as of the close of the fiscal year prior to the date the shares are tendered for repurchase.

Unified will not redeem excess Class B Shares at any time unless the member tendering the shares for repurchase is current in all obligations to Unified and its subsidiaries and there exist no grounds for termination of membership; otherwise the redemption price for such shares shall be the same as provided on the termination of membership. Such redemption may be effected by paying to the member or crediting to the member's account the redemption price, with Unified having the right to deduct any amounts owing to Unified or any of its subsidiaries.

The redemption of shares is subject to the following:

     o   Corporate Law Requirements.

     Redemption is subject to the restrictions imposed by the Corporations Code of the State of California and to other applicable legal restrictions.
     Section 501 of the Corporations Code prohibits any distribution which would be likely to result in a corporation being unable to meet its liabilities as they mature. In addition, Section 500 of the Corporations Code prohibits any distribution to shareholders for the purchase or redemption of shares unless (a) the amount of retained earnings immediately prior thereto equals or exceeds the amount of the proposed distribution or (b) immediately after such distribution the assets of the corporation, with certain exceptions, are at least equal to one and one-quarter times its liabilities and its current assets are at least equal to its current liabilities or under some circumstances equal to one and one-quarter times its current liabilities. To the extent that retained earnings do not exceed the amount of any proposed distribution, Unified will have to satisfy the asset-liability ratio test in order to make a distribution in redemption of shares.

     Historically through its operations of its subsidiaries, the Company had maintained sufficient retained earnings to accomplish its share repurchase program. As a result of operating losses of retail stores and other subsidiaries of the Company, the Company's retained earnings have been depleted such that they are currently inadequate to permit repurchase of Company shares. The repurchase test permitted under Section 500 based on the ratio of assets to liabilities determined under GAAP with certain adjustments cannot currently be met since the Company relies heavily on borrowings to finance its operations.

     o   Redemption Policy.

     Subject to the Board of Directors' determination that Unified is able to meet the legal requirements described above, shares will be redeemed in accordance with the following:

         (a) Class A Shares eligible for redemption by reason of termination of membership will be redeemed in the order in which memberships terminate, and will be redeemed prior to the redemption of any Class B Shares which have not yet been redeemed but are eligible for redemption either by reason of termination of membership or as excess Class B Shares tendered for redemption. All determinations by Unified of the order in which memberships terminate or shares are tendered will be conclusive.

         (b) Unified is not obligated to redeem Class B Shares of terminated members until after the fiscal year ended September 28, 2002.

         (c) Subject to the exceptions noted above, the aggregate amount of Class B Shares which Unified will be obligated to redeem in any fiscal year will be limited to 5% of the sum of (i) the number of Class B Shares outstanding as of the close of the preceding fiscal year and (ii) the number of Class B Shares issued as a part of the patronage dividend for such preceding fiscal year, referred to as the "five percent limit".

         (d) Subject to the limitation above with respect to the Shares held by terminated member-patrons, in any fiscal year, Unified will redeem, up to the five percent limit, Class B Shares which were eligible for redemption in a prior year, either by reason of termination of membership in a prior year or which were excess Class B Shares tendered for redemption in a prior year, but which have not yet been redeemed, provided that if the five percent limit would preclude redemption of all such shares, then such shares will be redeemed pro rata. In the event that the five percent limit would permit the redemption of all such shares and would permit the redemption of other Class B Shares as well, then, subject to the five percent limit, Unified will redeem other Class B Shares eligible for redemption by reason of termination of membership or which are excess Class B Shares tendered for redemption, in the order in which memberships terminate or shares are tendered for redemption. All determinations by Unified of the order in which memberships terminate or shares are tendered will be conclusive.

         (e) The redemption of shares may be accomplished by paying to the member or crediting to the member's account the redemption price. In making such payment or credit for the redemption of shares, Unified shall have the right to deduct any amounts owing by the member to Unified or any of its subsidiaries. Such payment or credit for the redemption of shares will be made within 120 days after such shares have become eligible for redemption, either by reason of termination of membership or tender in the case of excess Class B Shares, and are otherwise entitled to be redeemed in accordance with legal limitations and as provided in paragraphs (a), (b) (c) and (d) above. In no event will interest be payable on the redemption price for any delay in paying or crediting the redemption price.

         (f) Without regard to each year's five percent limit or any other provision of paragraphs (a), (b), (c) or (d) above, Unified's Board of Directors will have the absolute discretion to redeem Class A or Class B Shares of any outgoing member or to redeem excess Class B Shares, regardless of when the membership terminated or the Class B Shares were tendered. The Board of Directors will also have the right to elect to redeem excess
               Class  B  Shares  even  though  such   redemption  has  not  been
               requested.

         (g) The Board of Directors will have the absolute discretion, without regard to any provision of the redemption policy, to authorize Unified to agree with any shareholder to purchase Class B Shares held by such shareholder and to make such purchase and payment for such shares in such manner as may be agreed upon, subject only to corporate law requirements.

     o   Other Limitations on Share Redemption.

         o Unified is a party to certain credit agreements under which redemptions of Class A and Class B Shares are prohibited during the pendency of a breach or default under the credit agreements.

The Company has established a trust for the purpose of facilitating the transfer of shares by Unified members obligated or entitled to sell shares in accordance with the Company's redemption policy to existing members or new members who are authorized by the Board of Directors to buy shares in accordance with the Bylaws, during periods when the Company is legally unable to buy shares or otherwise elects to cause or permit outstanding shares to be transferred between members. Funds used to purchase shares from selling members are exclusively sourced from funds provided by buying members.

Use of Book Value

Shares will be issued at a price equal to the book value of shares outstanding as of the close of the fiscal year last ended. Shares will be redeemed for a redemption price based on the book value of outstanding shares as of the close of the fiscal years prior to the date the shares are tendered for redemption except as noted above.

Book value per share means the excess of the assets over the liabilities of Unified as determined in accordance with GAAP as set forth on Unified's audited consolidated financial statements, divided by the total number of shares then outstanding. It does not necessarily reflect what the assets could be sold for or the dollar amount that would be required to replace them.

If the book value per share increases between the time of issuance and redemption in a later year, the member would benefit from such appreciation. However, the member would suffer a loss if the book value had declined during such period. Book value could decline if Unified sustained net losses on a consolidated basis.

Because the price at which the shares are issued and redeemed is adjusted only once each year, some dilution is probable in each transaction. If a new member purchases Class A Shares late in a particular fiscal year, the price paid for the shares will be based on the book value for the shares of up to twelve months earlier; this amount is likely to be more or less than the book value per share as of the purchase date. If the book value has increased, the new member's purchase will dilute the book value of the shares of existing members. Conversely, if the book value has decreased, the new member will suffer immediate dilution and the existing members will receive a benefit. Similarly, the shares of a member whose membership has terminated will be redeemed at a price based on their book value as of the end of the fiscal year last ended prior to the date the shares are tendered for redemption. If the book value had increased since the date the Shares were tendered for redemption, the terminated member would realize no benefit from that appreciation. However, if the book value had decreased since the date the Shares were tendered for redemption, the redemption price for the shares would exceed the actual book value as of the date of redemption, and remaining members would incur the loss.

                                 USE OF PROCEEDS

Proceeds from the sale of Class A Shares to new member-patrons will be added to Unified's working capital.

Cash retained by Unified by virtue of the issuance of Class B Shares as part of patronage dividends paid to member-patrons will be used to provide for the return annually of such members' deposits in an amount equal to the issuance values of such shares and for general working capital purposes. See "OFFERING OF CLASS A SHARES AND CLASS B SHARES -- Issuance of Class B Shares to Member-Patrons -- Other Matters Relating to Issuance of Class B Shares."

                                     EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended September 29, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

                           FORWARD-LOOKING INFORMATION

This document and the documents of Unified incorporated by reference may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to expectations concerning matters that (a) are not historical facts, (b) predict or forecast future events or results, (c) embody assumptions which may prove to have been inaccurate, including Unified's assessment of the probability and materiality of losses associated with litigation and other contingent liabilities; and Unified's expectations regarding the adequacy of capital and liquidity. Also, when we use words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Although Unified believes that the expectations reflected in such forward-looking statements are reasonable, we cannot give you any assurance that such expectations will prove correct. Important factors that could cause actual results to differ materially from such expectations include the adverse effects of the changing industry environment and increased competition; sales decline and loss of customers; exposure to the uncertainties of litigation and other contingent liabilities, the failure of Unified to take steps to stem losses in its retail operations; the inability of the Company to establish and perform plans to improve its operating performance and equity base in order to meet financial covenants applicable to future periods; and the increased credit risk to Unified caused by the ability of former United members to establish their required minimum deposits over time through use of patronage dividends to purchase Class B Shares if such members default on their obligations to Unified prior to their deposit requirements being met and the existing deposit proves inadequate to cover such members' obligations. All forward-looking statements attributable to Unified are expressly qualified in their entirety by the factors which may cause actual results to differ materially.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses Of Issuance And Distribution

The following table sets forth the expenses expected to be incurred in connection with the offering described in this registration statement. All amounts are estimated except the Securities and Exchange Commission registration fee.

    Securities and Exchange Commission registration fee.............$  3,684.44
    Printing, Engraving and Reproduction..............................20,000.00
    Expenses of Qualification Under State Blue Sky Laws................5,000.00
    Legal Fees and Expenses...........................................25,000.00
    Accounting Fees and Expenses......................................10,000.00
    Miscellaneous.....................................................10,000.00
                                                                      ---------

    Total............................................................$73,684.44

Item 15.  Indemnification Of Directors And Officers

Article V of the Unified's Bylaws provides that Unified shall, to the maximum extent permitted by law, have the power to indemnify its directors, officers, employees and other agents. Section 317 of the California General Corporation Law provides that a corporation has the power to indemnify agents of the corporation against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation. Unified has entered into agreements with each of its directors and certain of its officers which provide to such directors and officers the maximum indemnification allowed under applicable law. In addition, Unified and its subsidiaries maintain a policy of directors' and officers' liability and company reimbursement insurance.

Item 16.  Exhibits

4.1 Retail Grocer Application and Agreement for Continuing Service Affiliation With Unified Western Grocers, Inc. and Pledge Agreement (incorporated by reference to Exhibit 4.7 to Amendment No. 2 to Form S-1 Registration Statement of the Registrant filed on December 31, 1981, File No. 2-70069).

4.2 Retail Grocer Application And Agreement For Service Affiliation With And The Purchase Of Shares Of Unified Western Grocers, Inc. and Pledge Agreement (incorporated by reference to Exhibit 4.2 to Post Effective Amendment No. 7 to Form S-2 Registration Statement of the Registrant filed on December 13, 1989, File No. 33-19284).

4.3 Copy of Application and Agreement for Service Affiliation as a Member Patron/Affiliate with Unified Western Grocers, Inc. and Pledge and Security Agreement (incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2000, file No. 000-10815).

4.4 Copy of Application and Agreement for Service Affiliation as an Associate Patron with Unified Western Grocers, Inc. and Pledge and Security Agreement (incorporated by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2000, file No. 000-10815).

4.5 Agreement respecting directors' shares (incorporated by reference to Exhibit 4.9 to Amendment No. 2 to Form S-1 Registration Statement of the Registrant filed on December 31, 1981, File No. 2-70069).

4.6 Subordination Agreement (Member-Patron-1988) (incorporated by reference to Exhibit 4.4 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).

4.7 Subordination Agreement (Associate Patron-1988) (incorporated by reference to Exhibit 4.5 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).

4.8 Subordination Agreement (New Member-Patron-1988) (incorporated by reference to Exhibit 4.6 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).

4.9 Subordination Agreement (New Associate Patron-1988) (incorporated by reference to Exhibit 4.7 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).

4.10 Copy of Member Patron/Affiliate Subordination Agreement (Subordination of Required Deposit) (incorporated by reference to Exhibit 4.10 to Registrant's Form 10-K for the fiscal year ended September 29, 2001 filed on December 27, 2001, File No. 1-10815).

4.11 Copy of Associate-Patron Subordination Agreement (Subordination of Required Deposit Agreement (incorporated by reference to Exhibit 4.11 to Registrant's Form 10-K for the fiscal year ended September 29, 2001 filed on December 27, 2001, File No. 1-10815).

4.12     Form of Class A Share Certificate (incorporated by reference to Exhibit
         4.12 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

4.13     Form of Class B Share Certificate (incorporated by reference to Exhibit
         4.13 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

4.14 Articles FIFTH and SIXTH of the Registrant's Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on October 13, 1999, File No. 0-10815).

4.15 Article I, Section 5, and Article VII of the Registrant's Bylaws (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on October 13, 1999, File No. 0-10815).

4.16 Indenture between the Registrant and First Interstate Bank of California, as Trustee, relating to $5,000,000 Subordinated Patronage Dividend Certificates due December 15, 2001 (incorporated by reference to Exhibit 4.3 to Form S-2 Registration Statement of the Registrant filed on October 12, 1994, File No. 33-56005).

4.17 Indenture between the Registrant and First Interstate Bank of California, as Trustee, relating to $3,000,000 Subordinated Patronage Dividend Certificates due December 15, 2002 (incorporated by reference to Exhibit 4.3 to Form S-2 Registration Statement of the Registrant filed on October 13, 1995, File No. 33-63383).

4.18 Loan Purchase and Service Agreement Dated as of August 29, 1996 between Grocers Capital Company and National Consumer Cooperative Bank (incorporated by reference to Exhibit 4.18 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 1996 filed on November 5, 1996, File No. 0-10815).

4.19 $10,000,000 Credit Agreement and Security Agreement each dated as of September 20, 1996 between Grocers Capital Company and National Cooperative Bank as agent (incorporated by reference to Exhibit 4.19 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 1996 filed on November 5, 1996, File No. 0-10815).

4.20 Amended and Restated Loan Purchase Agreement (Existing Program) dated January 30, 1998 among United Resources, Inc., United Grocers, Inc. (predecessor-in-interest to the Registrant) and National Consumer

         Cooperative Bank (incorporated by reference to Exhibit 4.D1 to United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 30, 1999, File No. 002-60487, as amended).

4.21 Amended and Restated Loan Purchase Agreement (Holdback Program) dated January 30, 1998 among United Resources, Inc., United Grocers, Inc. (predecessor-in-interest to the Registrant) and National Consumer Cooperative Bank (incorporated by reference to Exhibit 4.D2 to United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 30, 1999, File No. 002-60487, as amended).

4.22 Guarantee dated September 29, 1999 by the Registrant of debt securities of United Grocers, Inc. (predecessor-in-interest to the Registrant) issued pursuant to that certain Indenture dated as of February 1, 1978, and as subsequently amended and supplemented, by and between United Grocers, Inc., and State Street Bank and Trust Company (incorporated by reference to Exhibit 4.1 to the Registrants Current Report on Form 8-K filed on October 13, 1999, File No. 000-10815).

4.23 Note purchase Agreement dated as of September 29, 1999 by and among Registrant and the persons listed on Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current report on Form 8-K filed on October 13, 1999, File No. 000-10815).

4.24 Amendment No. 1 and Limited Waiver to Note Purchase Agreement, dated as of September 14, 2000, by and among Registrant and the Noteholders listed on the signature pages thereto (incorporated by reference to Exhibit 4.24 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

4.24.1 Waiver letter and amendment to Note Purchase Agreement dated December 6, 2001, from John Hancock Life Insurance Company (incorporated by reference to Exhibit 4.24.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 2001, filed on December 27, 2001, file No. 0-10815).

4.25 Secured Revolving Credit Agreement dated as of September 29, 1999, by and among Registrant, the Lenders named therein and Rabobank Nederland, New York Branch (incorporated by reference to Exhibit 10.2 to the Registrant's Current report on Form 8-K filed on October 13, 1999, File No. 000-10815).

4.26 Amendment No. 1 to Secured Revolving Credit Agreement dated as of November 18, 1999 by and among Registrant, the Lenders named therein and Rabobank Nederland, New York Branch (incorporated by reference to
         Exhibit 4.26 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

4.27 Amendment No. 2 and Limited Waiver to Secured Revolving Credit Agreement dated as of July, 2000 by and among Registrant, the Lenders named therein and Rabobank Nederland, New York Branch (incorporated by reference to Exhibit 4.27 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

4.27.1 Amendment No. 3 to Secured Revolving Credit Agreement dated as of December 7, 2001 by and among the Registrant, the Lenders named therein and Rabobank Nederland, New York Branch (incorporated by reference to
         Exhibit 4.27.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 2001, filed on December 27, 2001, file No. 0-10815).

4.28 Copy of indenture dated as of February 1, 1978, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and United States National Bank of Oregon, as trustee, relating to Unified Western Grocers, Inc.'s Capital Investment Notes (incorporated by reference to
         Exhibit 4-1 to United Grocers, Inc.'s registration Statement on Form S-1, No. 2-60488).

4.29 Copy of supplemental indenture dated as of January 27, 1989, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and United States National Bank of Oregon, as trustee, relating to Unified Western Grocers, Inc.'s Series F 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4-G to the United Grocers, Inc. Form 10-K for the fiscal year ended September 30, 1989).

4.30 Copy of supplemental indenture dated as of January 22, 1991, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and United States National Bank of Oregon, as trustee, relating to Unified Western Grocers, Inc.'s Series G 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4-D to the United Grocers, Inc. Registration Statement on Form S-2, No. 33-38617).

4.31 Copy of supplemental indenture dated as of July 6, 1992, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and United States National Bank of Oregon, as trustee, relating to Unified Western Grocers, Inc.'s Series H 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4-C to the United Grocers, Inc. Registration Statement on Form S-2, No. 33-49450).

4.32 Copy of supplemental indenture dated as of January 9, 1995, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and First Bank National Association, as trustee, relating to Unified Western Grocers, Inc.'s Series J 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4-C to the United Grocers, Inc. Registration Statement on Form S-2, No. 33-57199).

4.33 Copy of supplemental indenture dated as of January 21, 1997, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and First Bank National Association, as successor trustee, relating to Unified Western Grocers, Inc.'s Series K 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4-C to the United Grocers, Inc. Registration Statement on Form S-2, No. 33-26285).

4.34 Copy of supplemental indenture dated as of February 11, 2000, between Unified Western Grocers, Inc., United Grocers, Inc. and State Street Bank and Trust Company (as successor trustee) (incorporated by reference to Exhibit 4.29 to Unified Western Grocers, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 2000 File No. 00-10815).

5.1      Opinion of Sheppard, Mullin, Richter & Hampton LLP.

10.1 Comprehensive Amendment to Retirement Plan for Employees of the Registrant dated as of July 27, 1995 (incorporated by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).

10.2 Amended and Restated Deferred Compensation Plan dated as of May 1, 1999 (incorporated by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 28, 1999 filed on November 14, 1999, File No. 0-10815). 10.3 Comprehensive Amendment to Unified Western Grocers, Inc. Employees' Sheltered Savings Plan dated as of July 27, 1995 (incorporated by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).

10.4.1 Unified Western Grocers, Inc., Executive Salary Protection Plan II ("ESPP II"), Master Plan Document, effective January 4, 1995 (incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).

10.4.2 Amendment No. 1999-I to Unified Western Grocers, Inc. Executive Salary Protection Plan II, effective as of January 1, 1999 (incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 0-10815).

10.4.3 Amendment No. 2000-I to Unified Western Grocers, Inc. Executive Salary Protection Plan II, effective as of January 1, 2000 (incorporated by reference to Exhibit 10.6 to the Registrant's Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 0-10815).

10.5 Master Trust Agreement For Unified Western Grocers, Inc. Executive Salary Protection Plan II, dated as of April 28, 1995 (incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).

10.6 Unified Western Grocers, Inc. Executive Insurance Plan Split dollar Agreement and Schedule of Executive Officers party thereto (incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).

10.7 Comprehensive Amendment to Unified Western Grocers, Inc. Employees' Excess Benefit Plan dated as of December 5, 1995 (incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).

10.8 Comprehensive Amendment to Unified Western Grocers, Inc. Employees' Supplemental Deferred Compensation Plan dated as of December 5, 1995 (incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).

10.9 Comprehensive Amendment to Unified Western Grocers, Inc. Employee Savings Plan dated as of August 18, 1995 (incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).

10.10 Unified Western Grocers, Inc. Early Retirement Program (incorporated by reference to Exhibit 10.28 to the Form S-4 Registration Statement filed on August 26, 1999, File No. 333-05917).

10.11 Lease, dated as of December 23, 1986, between Cercor Associates and Grocers Specialty Company (incorporated by reference to Exhibit 10.8 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993. File No. 33-68288).

10.12 Expansion Agreement, dated as of May 1, 1991, and Industrial Lease, dated as of May 1, 1991, between Dermody Properties and the Registrant (incorporated by reference to Exhibit 10.9 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993. File No. 33-68288).

10.12.1 Lease Amendment, dated June 20, 1991, between Dermody Properties and the Registrant (incorporated by reference to Exhibit 10.9.1 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993. File No. 33-68288).

10.12.2 Lease Amendment, dated October 18, 1991, between Dermody Properties and the Registrant (incorporated by reference to Exhibit 10.9.2 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993. File No. 33-68288).

10.17 Commercial Lease-Net dated December 6, 1994 between TriNet Essential Facilities XII and the Registrant (incorporated by reference to Exhibit
         10.17 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).

10.18 Purchase Agreement dated November 21, 1994 between the Registrant and TriNet Corporate Realty Trust, Inc. (incorporated by reference to
         Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 0-10815).

10.19 Form of Employment Agreement between the Company and Alfred A. Plamann (incorporated by reference to Exhibit 10.19 to Form S-4 Registration Statement of the Registrant filed on August 26, 1999, File No. 333-85917).

10.19.1 Amendment to Employment Agreement dated as of August, 1999, between the Registrant and Alfred A. Plamann (incorporated by reference to Exhibit
         10.27 to Form S-4 Registration Statement of the Registrant filed on August 26, 1999, File No. 333-85917).

10.19.2 Second Amendment to Employment Agreement dated as of April, 2001, between registrant and Alfred A. Plamann (incorporated by reference to Exhibit 10.51 to the Registrant's Form 10-Q for the quarterly period ended June 30, 2001, filed on August 14, 2001, file No. 0-10815).

10.20 Severance Agreement between the Company and Charles J. Pilliter (incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).

10.21 Severance Agreement between the Company and Robert M. Ling, Jr. (incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 29, 1998 filed on November 16, 1998, File No. 0-10815).

10.22 Severance Agreement between the Company and Richard J. Martin (incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 29, 1998 filed on November 16, 1998, File No. 0-10815).

10.23 Form of Indemnification Agreement between the Company and each Director and Officer (incorporated by reference to Exhibit A to the Registrant's Proxy Statement dated February 24, 1997 filed on February 24, 1997, File No. 0-10815).

10.24 Annual Incentive Plan for Chief Executive Officer (incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).

10.25 Annual Incentive Plan for Senior Management (incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 0-10815).

10.26 Sublease Agreement dated October 27, 1991 for the Eugene Store between United Grocers, Inc. (predecessor-in-interest to the Registrant) and a corporation in which Richard L. Wright, a director of the Registrant, has an interest (incorporated by reference to Exhibit 10.H1 of United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 20, 1999, File No. 002-60487).

10.27 Sublease Agreement dated October 27, 1991 for the Cottage Grove Store between United Grocers, Inc. (predecessor-in-interest to the Registrant) and a corporation in which Richard L. Wright, a director of the Registrant, has an interest (incorporated by reference to Exhibit 10.H2 of United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 20, 1999, File No. 002-60487).

10.28 Sublease Agreement dated February 1, 1994 for the Albany Store between United Grocers, Inc. (predecessor-in-interest to the Registrant) and a corporation in which Richard L. Wright, a director of the Registrant, has an interest (incorporated by reference to Exhibit 10.H3 of United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 20, 1999, File No. 002-60487).

10.29 Sublease Agreement dated July 26, 1979 for the Gold Beach Store between United Grocers, Inc. (predecessor-in-interest to the Registrant) and Raymond L. Nidiffer, a holder of more than five percent of the Registrant's shares (incorporated by reference to Exhibit 10-Q3 of United Grocers' Registration Statement on Form S-2, File No. 33-26631).

10.30 Assignment of Lease and related documents for Mt. Shasta Store between United Grocers, Inc. (predecessor-in-interest to the Registrant) and C&K Market, Inc., an affiliate of Raymond L. Nidiffer (incorporated by reference to Exhibit 10-Q4 of United Grocers, Inc.'s Registration Statement on Form S-2, File No. 33-26631).

10.31 Loan guaranties dated June 12, 1980 and September 30, 1988, given by United Grocers, Inc. (predecessor-in-interest to the Registrant) for the benefit of C&K Market, Inc., an affiliate of Raymond L. Nidiffer (incorporated by reference to Exhibit 10-I12 to United Grocer's Form 10-K for the fiscal year ended September 30, 1989).

10.32 Agreement for Purchase and Sale and Escrow Instructions dated September 17, 1997, between United Grocers, Inc. (predecessor-in-interest to the Registrant) and C&K Market, Inc., an affiliate of Raymond L. Nidiffer (incorporated by reference to Exhibit 10.I5 to United Grocers, Inc.'s Form 10-K for the fiscal year ended October 2, 1998 filed on January 20, 1999, File No. 002-60487).

10.33 Stock Purchase Agreement dated November 17, 1997, by and among United Grocers, Inc. (predecessor-in-interest to the Registrant) and C&K Market, an affiliate of Raymond L. Nidiffer (incorporated by reference to Exhibit 10.I6 to Form 10-K of United Grocers, Inc. filed on January 20, 1999, File No. 002-60487).

10.34 Stock Purchase Agreement dated March 26, 1999 by and among Grocers Capital Company, K.V. Mart Co., an affiliate of Darioush Khaledi, Khaledi Family Partnership I, Khaledi Family Trust dated May 17, 1995, and Parviz Vazin and Vida Vazin (incorporated by reference to Exhibit
         10.35 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

10.35 Pledge Agreement dated March 26, 1999 by Khaledi Family Partnership I, Khaledi Family Trust dated May 17, 1995, and Parviz Vazin and Vida Vazin in favor of Grocers Capital Company (incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

10.36 Guaranty dated March 26, 1999 by K.V. Mart Co. in favor of Grocers Capital Company (incorporated by reference to Exhibit 10.37 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, file No. 0-10815).

10.37 Term Loan Agreement dated as of May 12, 2000 between K.V. Mart Co. and Unified Western Grocers, Inc. relating to a $7,000,000 Promissory Note due May 12, 2005 in favor of Unified Western Grocers, Inc. by K.V. Mart Co. (incorporated by reference to Exhibit 10.38 to the Registrant's Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 0-10815)

10.38 Security Agreement dated as of May 12, 2000 between K.V. Mart Co. and Unified Western Grocers, Inc. relating to the Term Loan Agreement dated as of May 12, 2000 between K.V. Mart Co. and Unified Western Grocers, Inc. (incorporated by reference to Exhibit 10.39 to the Registrant's Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 0-10815)

10.39 Guaranty dated as of May 12, 2000 by Darioush Khaledi and Shahpar Khaledi, husband and wife, Darioush Khaledi, as Trustee of the Khaledi Family Trust under Declaration of Trust dated May 17, 1995, K.V. Property Company, and Parviz Vazin and Vida Vazin in favor of Unified Western Grocers, Inc. issued pursuant to that certain Term Loan Agreement dated as of May 12, 2000 between K.V. Mart Co. and Unified Western Grocers, Inc. (incorporated by reference to Exhibit 10.40 to the Registrant's Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 0-10815).

10.40 Stock Collateral Acknowledgement and Consent dated as of May 12, 2000 executed by the shareholders of K.V. Mart Co. (incorporated by reference to Exhibit 10.41 to the Registrant's Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 0-10815).

10.41 Term Loan Agreement dated as of July 15, 2000 between 1999 Lawndale Associates LLC and Unified Western Grocers, Inc. relating to the $3,000,000 Promissory Note due January 5, 2002 in favor of Unified Western Grocers, Inc. by 1999 Lawndale Associates LLC (incorporated by reference to Exhibit 10.42 to the Registrant's Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 0-10815)

10.42 Pledge Agreement dated as of July 5, 2000 by and among certain shareholders of K.V. Mart Co., Unified Western Grocers, Inc. and Grocers Capital Company relating to the Term Loan Agreement dated as of July 5, 2000 between 1999 Lawndale Associates LLC and Unified Western Grocers, Inc. (incorporated by reference to Exhibit 10.43 to the Registrant's Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 0-10815)

 10.43 Pledge Agreement dated as of July 5, 2000 by and among certain shareholders of K.V. Mart Co., Unified Western Grocers, Inc. and Grocers Capital Company relating to the Term Loan Agreement dated as of July 5, 2000 between 1999 Lawndale Associates LLC and Unified Western Grocers, Inc. (incorporated by reference to Exhibit 10.44 to the Registrant's Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 0-10815)

10.44 Guaranty dated as of July 5, 2000 by shareholders and affiliates of K.V. Mart Co. in favor of Unified Western Grocers, Inc. issued pursuant to that certain Term Loan Agreement dated as of July 5, 2000 between 1999 Lawndale Associates LLC and Unified Western Grocers, Inc. (incorporated by reference to Exhibit 10.45 to the Registrant's Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 0-10815)

10.45 Trust Agreement for Unified Western Grocers, Inc., effective as of April 1, 2000, between Registrant and Robert M. Ling, Jr., Richard J. Martin and David A. Woodward (incorporated by reference to Exhibit
         10.46 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, File No. 0-10815).

10.46 Preferred Stock Purchase Agreement by and between C & K Market, Inc. and Unified Western Grocers, Inc. dated as of December 19, 2000 (incorporated by reference to Exhibit 10.47 to the Registrant's Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 0-10815).

10.47 Shareholders Agreement by and among Unified Western Grocers, Inc., C & K Market, Inc. and designated shareholders of C & K Market, Inc. dated as of December 19, 2000 (incorporated by reference to Exhibit 10.48 to the Registrant's Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 0-10815).

10.48 Form of Severance Agreement for Executive Vice Presidents with Three Years or More in an Officer Position executed by Robert M. Ling, Jr., Richard J. Martin and Charles J. Pilliter (incorporated by reference to
         Exhibit 10.49 to the Registrant's Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, file No. 0-10815).

10.49 Form of Severance Agreement for Vice Presidents, Senior Vice Presidents and Executive Vice Presidents with Less Than Three Years in an Officer Position executed by Philip S. Smith, Rodney L. Van Bebber, Daniel J. Murphy, John C. Bedrosian, William O. Cote, Dirk T. Davis, Luis de la Mata, Stanley G. Eggink, Joseph L. Falvey, Carolyn S. Fox, Don Gilpin, Gary C. Hammett, Gary S. Herman, Joseph A. Ney, David A. Woodward (incorporated by reference to Exhibit 10.50 to the Registrant's Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, file No. 0-10815).

10.50 Form of Subordinated Redemption Note -- Excess Class B Shares (incorporated by reference to Exhibit 10.50 to Registrant's Form 10-K for the fiscal year ended September 29, 2001 filed on December 27, 2001, File No. 1-10815).

21 Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the Registrant's Annual Report on form 10-K for the fiscal year ended September 29, 2001, filed on December 27, 2001, file No. 0-10815).

23.1     Consent of Deloitte & Touche LLP.

Item 17.  Undertakings

The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (a) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933, (b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, (c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Commerce, State of California, on January 14, 2002.








































































































































































































































































































































































                         UNIFIED WESTERN GROCERS, INC.


                         By                /s/ Robert M. Ling, Jr.
                             ---------------------------------------------------
                                                Robert M. Ling, Jr.
                         Executive Vice President, General Counsel and Secretary

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Robert M. Ling, Jr. and Richard J. Martin with full power to act alone, as his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed by the registrant pursuant to rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      Signature                        Title                                         Date
                      ---------                        -----                                         ----

                /s/ Alfred A. Plamann                  President and Chief Executive     January 14, 2002
-------------------------------------------------      Officer (Principal Executive
                    Alfred A. Plamann                  Officer)


                /s/ Richard J. Martin                  Executive Vice President,         January 14, 2002
-------------------------------------------------      Finance and Administration, and
                    Richard J. Martin                  Chief Financial Officer
                                                       (Principal Financial Officer)

                /s/ William O. Cote                    Vice President and Controller     January 14, 2002
-------------------------------------------------      (Principal Accounting Officer)
                    William O. Cote

                /s/ Louis A. Amen                      Director                          January 14, 2002
-------------------------------------------------
                    Louis A. Amen

                /s/ David Bennett                      Director                          January 14, 2002
-------------------------------------------------
                    David Bennett

                /s/ John Berberian                     Director                          January 14, 2002
-------------------------------------------------
                    John Berberian


                /s/ Edmund K. Davis                    Director                          January 14, 2002
-------------------------------------------------
                    Edmund K. Davis

                /s/ James F. Glassel                   Director                          January 14, 2002
-------------------------------------------------
                    James F. Glassel

                /s/ Darioush Khaledi                   Director                          January 14, 2002
-------------------------------------------------
                    Darioush Khaledi

                /s/ Mark Kidd                          Director                          January 14, 2002
-------------------------------------------------
                    Mark Kidd

                /s/ Jay McCormack                      Director                          January 14, 2002
-------------------------------------------------
                    Jay McCormack

                /s/ Douglas A. Nidiffer                Director                          January 14, 2002
-------------------------------------------------
                    Douglas A. Nidiffer

                /s/ Morrie Notrica                     Director                          January 14, 2002
-------------------------------------------------
                    Morrie Notrica

                /s/ Peter J. O'Neal                    Director                          January 14, 2002
-------------------------------------------------
                    Peter J. O'Neal

                /s/ Michael Provenzano                 Director                          January 14, 2002
-------------------------------------------------
                    Michael Provenzano

                /s/ Gordon E. Smith                    Director                          January 14, 2002
-------------------------------------------------
                    Gordon E. Smith

                /s/ Mimi R. Song                       Director                          January 14, 2002
-------------------------------------------------
                    Mimi R. Song

                /s/ Robert E. Stiles                   Director                          January 14, 2002
-------------------------------------------------
                  Robert E. Stiles

                /s/ James R. Stump                     Director                          January 14, 2002
-------------------------------------------------
                   James R. Stump


                /s/ Kenneth Tucker                     Director                          January 14, 2002
-------------------------------------------------
                   Kenneth Tucker


               /s/ Richard L. Wright                   Director                          January 14, 2002
-------------------------------------------------
                  Richard L. Wright


                                INDEX TO EXHIBITS

Exhibit
Number               Description
------               -----------

5.1                  Opinion of Sheppard, Mullin, Richter & Hampton LLP.

23.1                 Consent of Deloitte & Touche LLP.

                                                                     EXHIBIT 5.1


               [Letterhead of Sheppard, Mullin, Richter & Hampton]


                                January 10, 2002


Unified Western Grocers, Inc.
5200 Sheila Street
Los Angeles, CA  90040


     Re:      Form S-2 Registration Statement of Unified Western Grocers, Inc.
              ----------------------------------------------------------------

Ladies and Gentlemen:

     This opinion is rendered to you in connection with a Registration Statement on Form S-2 (the "Registration Statement") being filed by Unified Western Grocers, Inc. (the "Company") with the Securities and Exchange Commission in connection with the registration under the Securities Act of 1933, as amended, of 15,000 of the Company's Class A Shares (the "Class A Shares") and 75,000 of the Company's Class B Shares (the "Class B Shares" and together with the Class A Shares, the "Shares").

     We have acted as counsel for the Company in connection with the preparation of the Registration Statement. In rendering the opinion expressed below, we have examined the Company's Articles of Incorporation and Bylaws, as amended, and such corporate records, officers' certificates and other documents as we have deemed necessary as a basis for the opinion expressed below.

     In rendering the opinion set forth below, we have assumed:

     (1) The genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies, and the authenticity of all such originals; and

     (2) The conformity of all executed agreements and other documents to the forms of such agreements and other documents reviewed by us in rendering this opinion.

     On the basis of the foregoing, and subject to the qualifications and limitations set forth below, it is our opinion that the Shares will, upon the issuance and sale thereof in the manner referred to in the Registration Statement and in accordance with applicable state securities laws, be legally issued, fully paid and non-assessable, provided that the Shares for which the Company has not received the full purchase price will not be fully paid until the entire purchase price therefor has been received by the Company.

     This opinion letter is solely for your benefit in connection with the subject transaction, and it may not be relied upon by or quoted to, nor, except as stated in the immediately following paragraph, may copies of it be delivered to or used by, any other person for any purpose whatsoever without our prior written consent in each instance.

     We hereby consent to the use of this opinion as an exhibit to the Registration Statement and the use of our name in the Registration Statement.

                                         Respectfully submitted,

                                         Sheppard, Mullin, Richter & Hampton LLP

                                                                    EXHIBIT 23.1

                          INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of Unified Western Grocers, Inc. on Form S-2 of our report dated December 12, 2001, appearing in the Annual Report on Form 10-K of Unified Western Grocers, Inc. for the year ended September 29, 2001 and to the reference to us under the heading "Experts" in the Prospectus, which is a part of such Registration Statement.




Deloitte & Touche LLP
Los Angeles, California
January 14, 2002